                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Europa Cruises Corporation
                           --------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                    298738105
                                    ---------
                                 (CUSIP Number)

                Deborah A. Vitale, 150 - 153rd Avenue, Suite 202
                     Madeira Beach, FL 33708; (727) 393-2885
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                 August 25, 1994
                            -----------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746


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
        CUSIP NO.     298738105                    13D
        --------------------------------------------------------------------------------------
        1)     NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
               DEBORAH A. VITALE
        --------------------------------------------------------------------------------------
        2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
                                                                                (a) [ ]
                                                                                (b) [ ]
        --------------------------------------------------------------------------------------
        3)     SEC USE ONLY

        --------------------------------------------------------------------------------------
        4)     SOURCE OF FUNDS (See Instructions)
               SC

        --------------------------------------------------------------------------------------
        5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) [ ]

        --------------------------------------------------------------------------------------
        6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES

        --------------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
               NUMBER OF
                                            203,500
                                  ----------------------------------------------------
               SHARES
                                    8)      SHARED VOTING POWER
               BENEFICIALLY

               OWNED BY                     5,000,000
                                  ----------------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
               EACH
                                            203,500
                                  ----------------------------------------------------
               REPORTING
                                    10)     SHARED DISPOSITIVE POWER
               PERSON

               WITH                         5,000,000
                                  ----------------------------------------------------
--------------------------------------------------------------------------------------
        11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,203,000

--------------------------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]

--------------------------------------------------------------------------------------
        13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23%
--------------------------------------------------------------------------------------
        14)    TYPE OF REPORTING PERSON (See Instructions)
               IN
--------------------------------------------------------------------------------------


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                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction


ITEM 1.  SECURITY AND ISSUER

        This Statement relates to the common stock, $.001 par value, ("Common Stock") of Europa Cruises Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 150 - 153rd Avenue, Suite 202, Madeira Beach, Florida 33708.

ITEM 2.  IDENTITY AND BACKGROUND

        (a) This Statement is filed by Deborah A. Vitale (the "Reporting Person"), on her own behalf and as a trustee of the Europa Cruises Corporation Employee Stock Ownership Plan ("ESOP") Trust Agreement (the "ESOP Trust").

        (b) The Reporting Person's principal business address is 150-153rd Avenue, Suite 202, Madeira Beach, Florida 33708.

        (c) As of the date of the event requiring this filing, the Reporting Person is the Corporate Secretary and a Director of the Issuer and a trustee of the ESOP Trust.

        (d) During the five years preceding the date of the event requiring filing of this Schedule 13D, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the five years preceding the date of the event requiring filing of this Schedule 13D, the Reporting Person has neither been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is she subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  The Reporting Person is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Participants in the Issuer's ESOP are entitled to direct the trustees of the ESOP Trust as to the manner in which the stock of the Issuer allocated to their accounts is to be voted. Unallocated shares are voted by the trustees of the ESOP Trust. As of the date of the event requiring filing of this Schedule 13D, all 5,000,000 shares under the ESOP were unallocated. Funds used by the ESOP Trust to purchase the Issuer's shares were borrowed from the Issuer. As of the date of the event requiring filing of this Schedule 13D, the Issuer had loaned the ESOP $7,455,000 to purchase 5,000,000 shares to be allocated under the ESOP pursuant to ten-year promissory notes bearing interest at eight percent per annum. In addition, the Reporting Person is the beneficial owner of



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shares underlying 200,000 exercisable options and 3,500 shares, which have been purchased using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

        All securities of the Issuer beneficially owned by the Reporting Person were acquired for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (a) The Reporting Person is the beneficial owner of 5,203,500 shares of Common Stock of the Issuer. This holding represents approximately 23.3% of the total of 22,310,306 shares of Common Stock outstanding as of the sate of this filing (based on information disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 1994).

        (b) As of the date of this filing, the Reporting Person, as a trustee of the ESOP Trust, had the shared power to vote or direct the vote of 5,000,000 shares of Common Stock of the Issuer and the sole power to vote or direct the vote of 203,500 shares of Common Stock of the Issuer. The Reporting Person had the sole power to dispose or to direct the disposition of 203,500 shares of Common Stock of the Issuer.

        (c) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by the Reporting Person.

        (d) Other than the lender in the case of a default by the ESOP under the terms of the promissory notes [attached as exhibits 99.1 and 99.2] and the participants in the ESOP, no other person has the right to receive and power to direct receipt of dividends, or the proceeds from the sale of the 5,000,000 shares of Common Stock of the Issuer held by the ESOP Trust.

        (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit No.     Description
   -----------     -----------
      99.1         Promissory Note dated August 21, 1994.

      99.2         Promissory Note dated August 25, 1994.



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                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        July 3, 2002                               By:    /s/ Deborah A. Vitale
                                                      -------------------------
                                                   Name:  Deborah A. Vitale,
                                                   as Trustee of the ESOP Trust
























        Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).


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